Exhibit 99.1

Mercurity Fintech Announces Uplisting from the Nasdaq Capital Market to the Nasdaq Global Market

Company Approved to Transfer to Higher Nasdaq Market Tier Following Continued Growth and Recent Index Inclusions

New York, NY, Oct. 09, 2025 (GLOBE NEWSWIRE) — Mercurity Fintech Holding Inc. (the “Company,” “we,” “us,” “our company,” or “MFH”) (Nasdaq: MFH), a blockchain-powered fintech group, today announced that it has received approval from Nasdaq to transfer its listing from the Nasdaq Capital Market to the Nasdaq Global Market — a move that reflects the Company’s continued development and its compliance with the Nasdaq Global Market’s higher financial and corporate governance standards, including higher thresholds for market capitalization and public float.

The transition to this higher Nasdaq market tier may enhance the Company’s visibility among institutional investors, improve liquidity, and broaden market recognition.

“We’re thrilled to take this next step in our story,” said Shi Qiu, Chief Executive Officer of Mercurity Fintech. “Moving to the Nasdaq Global Market reflects our continued progress and adherence to Nasdaq’s financial and governance standards. It also positions us alongside other companies that have met these elevated requirements. We look forward to leveraging this enhanced platform to drive continued growth and create value for our shareholders. We’re grateful for the support that has brought us here and excited about what’s ahead.”

Uplisting to the Nasdaq Global Market tier can bring several advantages. Companies at this level may experience increased trading volumes and greater access to institutional investors. Meeting the Global Market’s higher financial and corporate governance standards also signals to the market that a company has achieved financial and operational growth.

This latest milestone adds to what has been a notable year for Mercurity Fintech. Earlier this year, the Company was added to the Russell 2000 Index. It also joined the S&P Global Broad Market Index. These recent inclusions that have already begun to expand the Company’s investor base.

In addition, MFH has continued to execute its Digital Asset Treasury Strategy (DATS) through its wholly owned subsidiary Chaince Securities LLC, which provides advisory services in digital asset treasury management and tokenization. These initiatives further support MFH’s position at the intersection of blockchain innovation and regulated capital markets.

The uplisting to the Nasdaq Global Market will be effective with the open of business on October 9, 2025. The Company’s shares will continue to trade under the ticker symbol “MFH”.

About Mercurity Fintech Holding Inc.

Mercurity Fintech Holding Inc. (NASDAQ: MFH) is a fintech group powered by blockchain infrastructure, offering technology and financial services. Through its subsidiaries including Chaince Securities, LLC, MFH aims to bridge traditional finance and digital innovation, offering services spanning digital assets, financial advisory, and capital markets solutions.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Contacts:

International Elite Capital Inc.

Annabelle Zhang

Tel: +1(646) 866-7928

Email: mfhfintech@iecapitalusa.com